Filed by Hutchinson Technology Incorporated pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 13e-4(c)

under the Securities Exchange Act of 1934

Subject Company: Hutchinson Technology Incorporated

Commission File No.: 001-34838

Hutchinson Technology Incorporated

Registration Statement on Form S-4

File No. 333-173970

Press Release

HUTCHINSON TECHNOLOGY REVISES THIRD QUARTER OUTLOOK

Third Quarter Shipments Expected to Grow 10 Percent Sequentially

Company in Discussions to Establish a Secured Credit Facility

Hutchinson, Minn., June 14, 2011 — Hutchinson Technology Incorporated (NASDAQ: HTCH) today revised its outlook for its fiscal 2011 third quarter ending June 26, 2011. The company now expects its third quarter suspension assembly shipments to increase approximately 10 percent compared with its second quarter shipments of 102.3 million. The company previously expected its third quarter shipments to be relatively flat compared with its second quarter. Through the first eleven weeks of its third quarter, the company has shipped approximately 93 million suspension assemblies. Actual demand in the final two weeks of the third quarter may fluctuate and will determine the final amount of shipments for the quarter.

Wayne Fortun, Hutchinson Technology’s president and chief executive officer, attributed the stronger demand primarily to a shift in market share among the company’s customers. “It appears that demand has shifted to some customer programs where we have stronger positions, and that our position on certain programs has also improved slightly,” said Fortun. “We are leveraging available capacity to respond to the additional customer demand.”

The company also announced that it is currently in discussions with a U.S. bank to establish a secured credit facility of up to $35 million. As currently proposed, the credit facility would be secured by a first priority lien on substantially all of the non-real property assets of the company and its subsidiaries and would contain financial and non-financial covenants. The credit facility, as currently proposed, would reach maturity in October 2012 unless the aggregate outstanding principal amount of the company’s 3.25% Convertible Subordinated Notes is reduced to a certain amount, which would extend the maturity to October 2014. These discussions are ongoing, no commitments have been made and there is no guarantee that any credit facility will be entered into. The company expects that any loans made under such facility would be used for general corporate and working capital purposes and to improve liquidity.

Fiscal 2011 Third Quarter Results to be Reported on July 26, 2011

The company plans to report its fiscal 2011 third quarter results on Tuesday, July 26, 2011, after the close of the market. A subsequent conference call for the investment community will take place at 5:00 p.m. Eastern Time (4:00 p.m. Central Time) on the same day.

The call will be accessible live and on an archived basis on Hutchinson Technology’s web site at www.htch.com/investors. The webcast also will be distributed by Thomson StreetEvents to both institutional and individual investors at www.earnings.com.

About Hutchinson Technology

Hutchinson Technology is a global technology leader committed to creating value by developing solutions to critical customer problems. The company’s Disk Drive Components Division is a key worldwide supplier of suspension assemblies for disk drives. The company’s BioMeasurement Division is focused on bringing to the market new technologies and products that provide information clinicians can use to improve the quality of health care and reduce costs.

Cautionary Note Regarding Forward-Looking Statements

This announcement contains forward-looking statements regarding demand for and shipments of disk drives and the company’s products, the company’s market position, a proposed secured credit facility and the use of proceeds therefrom. The company does not undertake to update its forward-looking statements. These statements involve risks and uncertainties. The company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of changes in market demand and market consumption of disk drives or suspension assemblies, changes in demand for our products, the company’s ability to produce suspension assemblies at levels of precision, quality, volume and cost its customers require, changes in product mix, changes in customers yields, changes in storage capacity requirements, changes in expected data density, changes in the company’s ability to establish a secured credit facility and the use of proceeds therefrom and other factors described from time to time in the company’s reports filed with the Securities and Exchange Commission.

INVESTOR CONTACT:	MEDIA CONTACT:
Chuck Ives	Connie Pautz
Hutchinson Technology Inc.	Hutchinson Technology Inc.
320-587-1605	320-587-1823